SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 1 2009
DIVISION OF MARKET REGULATION

SECURITIE[S AND EXCHANGE COMMISSION]
Washington

09042101

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grand Avenue Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA, Inc

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

GRAND AVENUE CAPITAL PARTNERS, LLC

600 S. LAKE AVENUE, SUITE 507
PASADENA, CALIFORNIA 91106

CONTENTS

PART I

Report of Independent Auditor	1
Statements of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
SUPPLEMENTAL SCHEDULE	
Computation of Net Capital Pursuant to Rule 15c3-1	8
PART II	
Statement of Internal Control	9 - 10

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Member
Grand Avenue Capital Partners, LLC
Pasadena, California

I have audited the accompanying statement of financial condition of Grand Avenue Capital Partners, LLC, as of December 31, 2008 and related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Grand Avenue Capital Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Grand Avenue Capital Partners, LLC as of December 31, 2008 and the results of it's operations, changes in members' equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

Joseph Yafeh, CPA

Los Angeles, California
February 23, 2009

GRAND AVENUE CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 6,616
TOTAL ASSETS	$ 6,616

LIABILITIES AND MEMBER'S EQUITY

TOTAL LIABILITIES	$ 0
MEMBER'S EQUITY	
Member's Equity	$ 6,616
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,616

See accompanying notes to financial statements

GRAND AVENUE CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
	TOTAL REVENUES	$ 0
EXPENSES		
	Accounting	1,000
	Arbitration	6,000
	Insurance	155
	FINRA fees	1,185
	TOTAL EXPENSES	8,340
	(LOSS) BEFORE TAXES	(8,340)
	STATE INCOME TAX	800
	NET (LOSS)	$(9,140)

See accompanying notes to financial statements

GRAND AVENUE CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Member's Equity
Balance, December 31, 2007	$ 13,956
Capital contributed	1,800
Net loss	(9,140)
Balance, December 31, 2008	$ 6,616

See accompanying notes to financial statements

GRAND AVENUE CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Loss	$(9,140)
Taxes Payable	(800)
NET CASH REQUIRED BY OPERATING ACTIVITIES	(9,940)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Capital Contributions	1,800
DECREASE IN CASH	(8,140)
Cash: Beginning of the period	14,756
Cash: End of the year	$ 6,616
Supplemental Cash Flow Information:	
Cash paid for interest	$ --
Cash paid for income taxes	$ 800

See accompanying notes to financial statements

GRAND AVENUE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

Grand Avenue Capital Partners, LLC (the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). Grand Avenue Capital Partners, LLC is engaged in the business of conducting private placements of securities. The Company does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company receives monies from billing and collecting investment banking fees for its two affiliated companies. Simultaneously the monies received are passed through to the affiliated company that generated the transaction. The broker-dealer operates as a "pass through" entity for its affiliates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received and passed through $0 of its affiliates' collections for the period January 1, 2008 through December 31, 2008.

NOTE 4 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008 the Company had complied with both requirements. See page 8 for the computation of net capital requirements.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. The Company's net income or loss is allocated to the member in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a gross income fee based on gross income over $250,000. The accompanying financial statements include an $800 minimum tax.

NOTE 6 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. An arbitration existed at December 31, 2008. Per counsel, the outcome is unknown at the date of this statement.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

Grand Avenue Capital Partners, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Grand Avenue Capital Partners, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

GRAND AVENUE CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Member's Equity	$	6,616
Non Allowable Assets		--
NET CAPITAL	$	6,616

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$	0
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	1,616
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	6,616

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	0
Percentage of aggregate indebtedness to net capital		0%

RECONCILIATION

The following is a reconciliation as December 31, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

UNAUDITED	$	6,616
Audit Adjustments		0
AUDITED	$	6,616

See accompanying notes to financial statements

PART II

GRAND AVENUE CAPITAL PARTNERS, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Member
Grand Avenue Capital Partners, LLC
Pasadena, CA

In planning and performing my audit of the financial statements and supplemental schedules of Grand Avenue Capital Partners, LLC (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Member
Grand Avenue Capital Partners, LLC
Pasadena, CA

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of its Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 23, 20098